As filed on April 13, 1998

                                                              File No. 70-9193

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                      __________________________________

                               AMENDMENT NO. 1
                                    TO THE
                       FORM U-1 APPLICATION/DECLARATION
                                  UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     ___________________________________

                          New Century Energies, Inc.
                      Public Service Company of Colorado
                             NC Enterprises, Inc.
                           1225 Seventeenth Street
                         Denver, Colorado 80202-5534

                  (Names of companies filing this statement
                 and address of principal executive offices)
                     ____________________________________

                          New Century Energies, Inc.

               (Name of top registered holding company parent)
                     ____________________________________

                        Teresa S. Madden
                        Controller and Secretary
                        1225 Seventeenth Street
                        Denver, Colorado  80202-5534

                   (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:
--------------------------------------------------------------------------------

William M. Dudley, Esq.                    William T. Baker, Jr., Esq.
New Century Services, Inc.                 Reid & Priest
1225 Seventeenth Street                    40 West 57th Street
Denver, Colorado  80202-5534               New York, New York  10019-4097

      New Century Energies, Inc. ("NCE"), Public Service Company of Colorado ("PSCo"), and NC Enterprises, Inc. ("NC Enterprises") hereby amend their Form U-1 Application/Declaration, docketed in File No. 70-9193, as follows:

      1. By amending Item No. 1 (Description of the Proposed Transaction) by replacing the sixth paragraph with the following so as to provide more information regarding the terms of the note to be issued by NC Enterprises to
PSCo:

            The  note  issued  by  NC  Enterprises  in  connection   with  its
      acquisition of NCI will have a twenty-year maturity and bear interest at a fixed annual rate equivalent to the annual rate of interest as of the date of execution of the note on a Treasury bond with a twenty-year maturity plus 100 basis points. The form of note to be used to evidence the debt of NC Enterprises to PSCo is attached as Exhibit B-2. Interest only will be paid under the note for the first three years, and thereafter interest and principal will be paid annually with principal amortized over the remaining years of the note (seventeen years) payable in equal annual installments. NC Enterprises will have the option to prepay the entire obligation, including accrued and unpaid interest, at any time, without any prepayment premium. Interest payments shall be made on the annual anniversary date of the note each year during which the note is outstanding, commencing on the first anniversary date.

      2.    By amending Item 3 (Applicable Statutory Provisions) as follows:

      A. By replacing the second paragraph with the following so as to add footnote 1:

            Sections 9(a)(1) and 10,1/ of the Act may be applicable to NC Enterprises' acquisition of stock of NCI.
      __________________________
      1/ As noted above, the Commission in the Merger Order has authorized NCE to own NCI directly, or indirectly through NC Enterprises or e prime, and for PSCo to transfer NCI. This Application/Declaration only addresses the method of transfer of NCI, and clarifies that NC Enterprises is to be the holding entity.

      B. By replacing the fifth paragraph with the following so as to correct the Rule 53(a)(1) ratio specified therein:

            Rule 53(a) requires that the aggregate investment in EWGs and FUCOs not exceed 50% of the system's consolidated retained earnings. NCE's present investments in EWGs and FUCOs, pro forma to include the investments in Yorkshire Electricity Group plc and IPC, equals 50.9% of NCE's consolidated retained earnings at

      December 31, 1997. So long as NCE's aggregate investment in EWGs and FUCOs exceeds the above Rule 53 50% limitation, NCE will not make any additional investments in EWGs or FUCOs from the proceeds of securities (including any guarantees) issued by NCE, except as contemplated or authorized herein or in File No. 70-9007, or as may be otherwise authorized by the Commission.

      3. By replacing Item 6.A. (Exhibits) with the following to reflect the submission of revised exhibits (Exhibits B-2 and I-2) and the opinion of counsel:

            A.    Exhibits

                  Exhibit B-1.a     Form of NC  Enterprises  note  (previously
                                    submitted)
                  Exhibit B-1.b     Revised form of NC Enterprises note
                  Exhibit F-1       Opinion of counsel
                  Exhibit I-1.a     Form of notice (previously submitted)
                  Exhibit I-1.b     Revised form of notice
                  Exhibit 27        Financial   Data  Schedule   Per-Book  NCE
                                    (previously submitted)
                  Exhibit 27        Financial  Data  Schedule   Pro-Forma  NCE
                                    (Confidential     Treatment     Requested)
                                    (previously submitted)

                                  SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Amendment No. 1 to be signed on their behalf by the undersigned thereunto duly authorized.


                                    NEW CENTURY ENERGIES, INC.
                                    PUBLIC SERVICE COMPANY OF COLORADO
                                    NC ENTERPRISES, INC.

                                    By:     /s/ Richard C. Kelly
                                    Name:   Richard C. Kelly
                                    Title:  Executive Vice President and
                                            Chief Financial Officer of
                                            New Century Energies, Inc.;
                                            Executive Vice President of
                                            Public Service Company of
                                            Colorado;
                                            Executive Vice President of
                                            NC Enterprises


Date:  April 13, 1998

                                                                 Exhibit B-1.b


                           FORM OF PROMISSORY NOTE


      FOR VALUE RECEIVED, NC ENTERPRISES, INC., a Delaware corporation ("NC Enterprises"), hereby promises to pay to the order of PUBLIC SERVICE COMPANY OF COLORADO, a Colorado corporation ("PSCo"), in lawful money of the United States of America in immediately available funds, the principal amount of [book value - approximately $289.8 million as of December 31, 1997] U.S. Dollars ($___________________) as set forth below.

      The term of this Note shall be twenty years from execution of this Note.

      NC Enterprises also promises to pay interest in like money on the unpaid principal amount hereof from the date hereof until paid at a rate to be established at the time of execution, which will be equivalent to the annual rate of interest as of the date of execution of the note on a Treasury bond with a twenty-year maturity plus 100 basis points. Such rate is
__________.

      Interest payments shall be made on the annual anniversary date of this Note of each year during which this Note is outstanding, commencing on the first anniversary date.

      Principal payments shall be made on the annual anniversary date of this Note of each year during which this Note is outstanding commencing on the fourth anniversary date. Principal payments will be in the amount that ratably amortizes the principal over seventeen years.

      NC Enterprises may prepay all or any part of the principal amount of this Note (together with interest accrued through the date of such payment on the principal amount prepaid) from time to time and at any time without penalty or premium.

      PSCo may, at its option, declare the unpaid balance of this Note, together with interest accrued thereon, to be immediately due and payable, whereupon this Note shall become immediately due and payable, upon the failure of NC Enterprises to make any payments hereunder when due.

      NC Enterprises hereby waives presentment, protest or notice of any kind in connection with this Note.

      THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF COLORADO.

                                    NC ENTERPRISES, INC.



                                    By:_______________________________________

                                                                   EXHIBIT F-1



                          New Century Energies, Inc.
                           1225 Seventeenth Street
                            Denver, Colorado 80202




                                April 13, 1998




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            RE:   New Century Energies, Inc.
                  Form U-1 Application/Declaration
                  (File No. 70-9193)

Dear Sirs:

      I refer to the Form U-1 Application/Declaration, as amended (the "Application"), under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed with the Securities and Exchange Commission (the "Commission") by New Century Energies, Inc. ("NCE"), a Delaware corporation, Public Service Company of Colorado ("PSCo"), a Colorado corporation, and NC Enterprises, Inc. ("NC Enterprises"), a Delaware corporation. Capitalized terms used in this letter without definition have the meanings ascribed to such terms in the Application.

      The Application seeks authorization and approval, in connection with the transfer by PSCo of its wholly-owned subsidiary New Century
International, Inc. ("NCI") to NC Enterprises, for the issuance by NC Enterprises of debt (specifically a promissory note (the "Note")) to PSCo in exchange for the securities of NCI (the "Transaction").

      I have acted as counsel for NC Enterprises and PSCo in connection with the Application and, as such counsel, I am familiar with the corporate proceedings taken by PSCo and NC Enterprises in connection with the Transaction.

      I am familiar with or have reviewed those corporate records of PSCo and NC Enterprises, and such other documents as I have deemed necessary to review as a basis for the opinions

Securities and Exchange Commission
April 13, 1998
Page 2

hereinafter expressed. In such review, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to me as copies.

      The opinions expressed below with respect to the Transaction described in the Application are subject to the following further assumptions and conditions:

      a. The Transaction shall have been duly authorized and approved, to the extent required by the governing corporate documents and applicable state laws, by the Boards of Directors of PSCo and NC Enterprises.

      b. The Commission shall have duly entered an appropriate order or orders with respect to the Transaction as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

      c. The parties shall have obtained all consents, waivers and releases, if any, required for the Transaction under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

      d. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed above.

      e. The consummation of the Transaction shall be conducted under my supervision and all legal matters incident thereto shall be satisfactory to me, including the receipt in satisfactory form of such opinions of other counsel qualified to practice in jurisdictions pertaining to the Transaction in which I am not admitted to practice, as I may deem appropriate.

      Based upon the foregoing, and subject to the assumptions and conditions set forth herein, and having regard to legal considerations which I deem relevant, I am of the opinion that, in the event that the proposed Transaction is consummated in accordance with the Application:


      1. The laws of the states of Colorado and Delaware applicable to the proposed Transaction will have been complied with.

      2. NC Enterprises is validly organized and duly existing under the laws of the State of Delaware, and PSCo is validly organized and duly existing under the laws of the State of Colorado.

      3. The Note will be a valid and binding obligation of NC Enterprises in accordance with its terms.

      4.    PSCo will have legally acquired the Note.

      5. NC Enterprises will have legally acquired the outstanding common stock of NCI.

Securities and Exchange Commission
April 13, 1998
Page 3


      6. The consummation of the proposed Transaction will not violate the legal rights of the holders of any securities issued by NC Enterprises or PSCo.

      I have acted as counsel for NC Enterprises and PSCo in connection with the Application and, accordingly, this opinion is limited to actions taken by NC Enterprises and PSCo in connection with the Transaction.

            I hereby consent to the use of this opinion as an exhibit to the Application.


                                          Sincerely,


                                               /s/

                                          William M. Dudley

                                                                 Exhibit I-1.b

                   Proposed Form of Federal Register Notice

New Century Energies, Inc., et al.  (70-9193)

      New Century Energies, Inc. ("NCE"), 1225 Seventeenth Street, Denver, Colorado 80202-5534, a registered holding company, and Public Service Company of Colorado ("PSCo") and NC Enterprises ("NC Enterprises"), both of which are direct subsidiary companies of NCE, have filed an Application/Declaration on Form U-1 pursuant to sections 6(a), 7, 9(a)(1) and 10 of the Act.

      By order dated August 1, 1997 (HCAR No. 26748) (the "Merger Order"), the Commission authorized various transactions necessary to effectuate the combination of PSCo and Southwestern Public Service Company ("SPS"), each of which is now a direct wholly-owned subsidiary of NCE. In the Merger Order, the Commission also approved various transactions relating to the transfer of certain non-utility subsidiaries of PSCo and SPS to NCE or NC Enterprises.
NC Enterprises is a wholly-owned non-utility subsidiary of NCE that was formed to hold certain of NCE's non-utility subsidiaries. Among other things, PSCo was authorized under the Merger Order to transfer all of the common stock of its wholly-owned subsidiary, New Century International, Inc. ("NCI") to NCE, NC Enterprises, or another subsidiary of NCE by means of the declaration of a dividend in kind of the stock of NCI to NCE, and, if NCE was not to hold NCI directly, the subsequent contribution by NCE of such shares to NC Enterprises or another subsidiary. NCI indirectly holds NCE's 50% interest in Yorkshire Electricity Group plc, a regional electricity company operating in England, and Independent Power Corporation plc, a British company that is in the business of developing, owning, and operating foreign generating plants. PSCo acquired its interest in both companies prior to the effective date of the merger.

     The applicants now seek to modify the Merger Order in order to restructure the transfer of the stock of NCI to NC Enterprises as a sale. Specifically, PSCo proposes to sell the stock of NCI to NC Enterprises in exchange for a promissory note from NC Enterprises in an aggregate principal amount equal to the net book value of NCI which, at December 31, 1997, was approximately $289.8 million. NC Enterprises' note will have a maturity of twenty years, bear interest at a fixed rate equivalent to the annual rate of interest as of the date of execution of the note on a Treasury bond with a twenty-year maturity plus 100 basis points, and be prepayable at any time without penalty or premium. Interest only will be paid on the note during the first three years; thereafter, principal will be paid in seventeen equal annual installments, together with interest on the unpaid principal balance. Interest payments shall be made on the annual anniversary date of the note of each year during which the note is outstanding, commencing on the first anniversary date.

      The applicants state that restructuring the transfer of NCI's stock to NC Enterprises as a sale will help to preserve PSCo's capital structure and therefore avoid the adverse impact on PSCo that would likely occur if, as originally proposed, PSCo were to declare a dividend in kind of the shares of NCI. It is noted that a similar intra-system debt-financed sale structure was authorized by the Commission in the Merger Order in connection with NC Enterprises' acquisition of two non-utility subsidiaries of SPS.